UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )

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WELLS-GARDNER ELECTRONICS CORPORATION

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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SEC 1913 (02-02)

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WELLS-GARDNER®
ELECTRONICS CORPORATION

9500 West 55th Street, Suite A
McCook, Illinois 60525-3605

April 5, 2010

To Our Shareholders:

You are cordially invited to attend the 2010 Annual Meeting of Shareholders of Wells-Gardner Electronics Corporation which will be held at the corporate offices of the Company, 9500 West 55th Street, Suite A, McCook, Illinois on Tuesday, May 11, 2010 at 10:00 A.M. Central Daylight Savings Time. All holders of common shares of the Company as of the close of business on March 15, 2010, are entitled to vote at the Annual Meeting.

Time will be set aside for discussion of each item of business described in the accompanying Notice of Annual Meeting and Proxy Statement. A current report on the business operations of the Company will be presented at the meeting and shareholders will have an opportunity to ask questions. After the meeting, members of senior management will remain to answer any additional questions you may have.

We hope you will be able to attend the Annual Meeting. Whether or not you expect to attend, you are URGED to complete, sign, date and return the proxy card in the enclosed envelope in order to make certain that your shares will be represented at the Annual Meeting.

Sincerely,

Anthony Spier
Chairman of the Board, President
and Chief Executive Officer

3

WELLS-GARDNER ELECTRONICS CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS – May 11, 2010

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Wells-Gardner Electronics Corporation will be held on Tuesday, May 11, 2010, at 10:00 A.M., Central Daylight Savings Time, at the corporate offices of the Company, 9500 West 55th Street, Suite A, McCook, Illinois, for the following purposes:

1. To elect four Directors;

2. To consider and vote upon a proposal to ratify the appointment of Blackman Kallick, LLP, as independent certified public accountants of the Company for the fiscal year ending December 31, 2010;

3. To act upon any other business properly brought before the meeting.

The close of business on March 15, 2010, has been fixed as the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON TUESDAY, MAY 11, 2010:

The proxy statement and the Company's 2009 Annual Report to Shareholders are also available at: www.wellsgardner.com, click on Investor Information link on home page, click on Annual Report, Proxy Statement & Proxy Card link on Investor Relations page or go directly to http://proxy.wellsgardner.com.

By Order of the Board of Directors,

James F Brace
Corporate Secretary

WELLS-GARDNER ELECTRONICS CORPORATION
PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TUESDAY, MAY 11, 2010

This Proxy Statement is being sent by the Company on or about April 5, 2010, to all holders of common shares, $1.00 par value ("Common Stock"), the only class of stock outstanding, of Wells-Gardner Electronics Corporation, 9500 West 55th Street, Suite A, McCook, Illinois (the "Company"), entitled to vote at the Annual Meeting of Shareholders on Tuesday, May 11, 2010 and any adjournment or postponement thereof (the "Meeting"), in order to furnish information relating to the business to be transacted. The foregoing address is the address for the principal executive officers of the Company.

VOTING PROCEDURES

Only shareholders of record at the close of business on March 15, 2010 are entitled to vote at the Meeting. As of that date, there were approximately 10,457,000 shares of Common Stock outstanding. Shareholders are entitled to one vote per share owned on the record date, and with respect to the election of Directors, shareholders have cumulative voting rights. Under cumulative voting, each shareholder is entitled to a number of votes equal to the number of Directors to be elected multiplied by the number of shares owned by such shareholder, and such shareholder may cast such votes for one nominee or distribute them in any manner among any number of nominees.

A proxy card is enclosed for your use. **YOU ARE SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS TO SIGN, DATE AND RETURN THE PROXY CARD IN THE ACCOMPANYING ENVELOPE**, which is postage-paid if mailed in the United States.

Under rules promulgated by the Securities and Exchange Commission, the Company is making its proxy materials available over the Internet for shareholders. The proxy statement and the Company's 2009 Annual Report to Shareholders are also available at:
www.wellsgardner.com, click on Investor Information link on home page, click on Annual Report, Proxy Statement & Proxy Card link on Investor Relations page,
Or go directly to: http://proxy.wellsgardner.com.

You may revoke your proxy at any time before it is actually voted at the Meeting by delivering written notice of revocation to the Secretary of the Company, by submitting a subsequently dated proxy, or by attending the Meeting and withdrawing the proxy. You may also be represented by another person present at the Meeting by executing a proxy designating such person to act on your behalf. Each unrevoked proxy card properly executed and received prior to the close of the Meeting will be voted as indicated.

Unless otherwise indicated on the proxy card, votes represented by all properly executed proxies will be distributed equally among the nominees for Director named herein, except that if additional persons are nominated, the proxies will have discretionary authority to cumulate votes among the nominees named herein. The withholding of authority to vote for any individual nominee or nominees will permit the proxies to distribute the withheld votes in their discretion among the remaining nominees.

Assuming the presence of a quorum, the affirmative vote of the holders of a plurality of the shares represented at the Meeting and entitled to vote is required for the election of Directors and the affirmative vote of the holders of a majority of the shares represented at the Meeting and entitled to vote is required for the ratification of the Company's auditor, and for any other matters which may be submitted for consideration. Abstentions are included in the determination of the number of shares present for purposes of determining if a quorum is present. Shares represented by proxies which are

marked "abstain" or to deny discretionary authority on any matter will be treated as shares present and entitled to vote, which will have the same effect as a vote against any such matters.

If your shares are held by a broker, the broker will ask you how you would like your shares to be voted. If you give your broker instructions, your shares will be voted as you direct. If you do not give instructions, one of two things can happen, depending upon the type of proposal. For the ratification of the Company's auditor, the broker may vote your shares in its discretion. For all other proposals, including the election of directors, the broker may only vote your shares as instructed. A broker "non-vote" will occur if a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

If you sign your proxy card without providing specific instructions, your shares will be voted in accordance with the recommendations of the Board of Directors.

The cost of soliciting proxies will be borne by the Company. The Company will solicit shareholders by mail, through its regular employees and will request banks and brokers, and other custodians, nominees and fiduciaries, to solicit their customers who have stock of the Company registered in the names of such persons and will reimburse them for their reasonable, out-of-pocket costs. The Company also may use the services of its Officers, Directors, and others to solicit proxies, personally or by telephone, without additional compensation.

A copy of the 2009 Annual Report to Shareholders, which includes the consolidated financial statements of the Company for 2009, will be mailed to the shareholders on or about April 4, 2010.

ELECTION OF DIRECTORS

The bylaws of the Company, as amended, provide that the number of Directors of the Company shall be from four to seven, as fixed from time to time by the Board of Directors. The size of the Board is currently set at four members and the Nominating and Governance Committee nominated these members to stand for re-election. Shareholders are entitled to cumulative voting in the election of Directors. See "Voting Procedures" herein. Persons elected as Directors will hold office until the next Annual Meeting or until their successors are duly elected and qualified, or until their earlier death or resignation. The Nominating and Governance Committee has inquired of each nominee and has ascertained that each will serve if elected. In the event that any of these nominees should become unavailable for election, the Nominating and Governance Committee may designate substitute nominees, in which event the shares represented by the proxy cards returned will be voted for such substitute nominees unless an instruction to the contrary is indicated on the proxy card.

During 2009, the Board of Directors met four times. Three of the four Directors attended all four of the Board meetings and one Director attended three of the four Board meetings. All directors attended the 2009 Annual Meeting.

Information Concerning Nominees
The following persons have been selected by the Nominating and Governance Committee to stand for election to the Company's Board of Directors:

ANTHONY SPIER **Director since April 1990**
Anthony Spier, age 66, has been Chairman of the Board, President and Chief Executive Officer since April 1994. Before joining the Company, Mr. Spier was President of Bruning Corporation, a manufacturer of drafting equipment and supplies, from 1989 to 1994. Prior thereto, he was Vice President of AM International, and President of the International Division of AM International. Mr. Spier's extensive business and operational experience and knowledge of the Company and the gaming industry are highly valued by the Board of Directors.

MERLE H. BANTA   **Director since March 2005**

Merle H. Banta, age 77, has been Chairman of the Board and Chief Executive Officer of BHH Management, Inc., a holding company for various consumer product companies since 1993, a company he co-founded. Mr. Banta was previously a director of the following public companies: AM International (1982-1993), The Leisure Group, Inc. (1984-1994), Mark Controls Corporation (1968-1993), and The Stanley Works (1984-1994). Following Mr. Banta's tenure as Chairman and Chief Executive of The Leisure Group, Inc., it went private and was renamed BHH Management, Inc. Mr. Banta is the Chairman of the Nominating and Governance Committee and a member of the Audit and Compensation Committees. Mr. Banta has over twenty years of experience as a principal investor in the private holding company. Mr. Banta's background and extensive experience as a director of several public and private companies, as well as his significant financial experience and willingness to serve as the Company's financial expert, is highly valued by our Board of Directors.

MARSHALL L. BURMAN   **Director since August 1998**

Marshall L. Burman, age 80, is Of Counsel to Wildman, Harrold, Allen & Dixon, a Chicago based law firm. Prior to 1992, Mr. Burman was Managing Partner of Arvey, Hodes, Costello & Burman. Mr. Burman is the former Chairman of the Illinois State Board of Investments. He is Chairman of the Compensation Committee and a member of the Audit and Nominating and Governance Committees. Mr. Burman has served on the boards of directors of more than ten publicly traded companies over the course of his career, including as the chairman of the audit committee of three companies and chairman of the compensation committee of two companies. In addition, he has extensive experience in corporate governance matters, having represented outside director committees in connection with disparate voting proposals, "going private" transactions and other corporate activities. Mr. Burman's extensive transactional and business experience and his legal experience, including in securities matters, are highly valued by our Board of Directors.

FRANK R. MARTIN   **Director since August 1997**

Frank R. Martin, age 63, is Attorney and Principal of the law firm Righeimer, Martin and Cinquino, P.C. Mr. Martin has been associated with that firm since 1974. He is also a director of two privately held banks headquartered in Chicago. He is Chairman of the Audit Committee and a member of the Compensation and Nominating and Governance Committees. In addition to his legal experience, Mr. Martin is diligent in collaborating with the Company's independent auditors and senior management team on financial matters. Mr. Martin's strong knowledge of the Company and its history, including the strategic shift in its business from being an amusement manufacturer to a gaming company, is also highly valued by the Board of Directors.

The shares represented by the proxy cards returned will be voted FOR the election of these nominees, as specified under "Voting Procedures" herein, unless specified otherwise.

EXECUTIVE OFFICERS

Mr. Spier serves as the Company's President and Chief Executive Officer. Mr. Spier has served as Chief Executive Officer of the Company for more than five years. The term of Mr. Spier's employment as an officer ends on December 31, 2011, and is subject to an employment agreement.

James F. Brace, age 64, serves as Executive Vice President, Chief Financial Officer, Secretary and Treasurer of the Company. Mr. Brace has served as the Chief Financial Officer since June 2005. Mr. Brace is subject to an employment agreement providing for one year of employment on an evergreen basis. Previously he was Chief Information Officer of United Components, Inc from August 2004 to June 2005, an independent management consultant from 2003 to July 2004, and Executive Vice President & CFO of Knowles Electronics, a hearing aid transducer manufacturer, from 2000 to 2002.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has standing Audit, Compensation and Nominating and Governance Committees.

Audit Committee

The Audit Committee is comprised of Frank R. Martin (Chairman), Merle H. Banta and Marshall L. Burman. Under currently applicable rules of the NYSE American Stock Exchange, all members are independent and Merle H. Banta is considered the financial expert of the Committee. The Audit Committee met four times during 2009, all four times as separate meetings from regular board meetings. The Committee has a charter, referred to as the "Audit Committee Charter" posted on the Investor Relations section of the Company's website (www.wellsgardner.com). See "Report of the Audit Committee" herein.

The Audit Committee has reviewed and discussed the audited financial statements with management. The Audit Committee has discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, and has received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1, as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with the independent accountant the independent accountant's independence. Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's annual report.

Compensation Committee

The Compensation Committee is comprised of Marshall L. Burman (Chairman), Merle H. Banta and Frank R. Martin. Under currently applicable rules of the NYSE American Stock Exchange, all members are independent. The Compensation Committee met one time during 2009 in connection with a regular Board meeting. The Compensation Committee administers the Company's Amended and Restated Incentive Stock Plan and the Executive Stock Award Plan. The Compensation Committee also makes recommendations to the Board with respect to the compensation paid to the Chief Executive Officer and other Executive Officers. The Committee has a charter, referred to as the "Compensation Committee Charter" posted on the Investor Relations section of the Company's website (www.wellsgardner.com).

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of Merle H. Banta (Chairman), Marshall L. Burman and Frank R. Martin. Under currently applicable rules of the NYSE American Stock Exchange, all members of the Nominating and Governance Committee are independent. The Nominating and Governance Committee, in conjunction with a regular board meeting, met once during 2009. The duties of the Nominating and Governance Committee include proposing a slate of Directors for election by the shareholders at each Annual Meeting and proposing candidates to fill vacancies on the Board. The Committee has a charter, referred to as the "Corporate Governance Guidelines" posted on the Investor Relations section of the Company's website (www.wellsgardner.com), which includes the process the Committee considers when evaluating nominees for directorships. This process includes an assessment of whether each board member is independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the Company. The Board of Directors seeks directors who represent a mix of backgrounds that will enhance the quality of the Board of Directors' deliberations and experience. Although diversity, in a broad sense, is considered in the selection of nominees to the Board of Directors, the Company has not specifically adopted a policy with regard to the consideration of diversity in identifying director nominees.

When appropriate, the Nominating and Governance Committee will conduct research to identify suitable candidates for Board membership. Candidates for the Board have to be licensable by various gaming authorities and willing to submit all their detailed personal financial information in support thereof. Any shareholder wishing to propose a candidate for consideration should forward the candidate's name and a detailed background of the candidate's qualifications to the Secretary of the Company.

BOARD LEADERSHIP STRUCTURE

The Board of Directors currently combines the role of chairman of the board and chief executive officer. The Board of Directors currently believes that this structure provides an efficient and effective leadership model for the Company and is cost-effective in light of the Company's size. Combining the chairman and CEO roles also fosters clear accountability, effective decision-making, and alignment on corporate strategy. However, to assure effective independent oversight, the Board of Directors has adopted a number of corporate governance practices, including that executive sessions of the independent directors are held at most meetings of the Board of Directors and all Audit Committee meetings. The Board of Directors has not designated a lead independent director. The Board of Directors believes that no single leadership model is right for all companies at all times. Accordingly, the Board of Directors periodically reviews its leadership structure.

RISK OVERSIGHT

The Board of Directors administers its risk oversight function both directly and through the Audit Committee. The Board regularly meets with management to discuss the Company's potential risk exposures, their potential financial impact on the Company, and steps taken to manage these risks. In addition, the Compensation Committee periodically reviews the compensation programs of the Company to ensure that they do not encourage excessive risk-taking.

SHAREHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Shareholders and other parties interested in communicating directly with the Board of Directors or a particular Director may send written communications to Wells-Gardner Electronics Corporation, 9500 West 55th Street, Suite A, McCook, Illinois 60525-3605, Attention: Corporate Secretary. The mailing envelope may contain a clear notation indicating that the enclosed correspondence is a "Shareholder-Board Communication" or "Shareholder-Director Communication." All shareholder correspondence will be reviewed by the Secretary and then forwarded directly to the Board, or to the specified director, as appropriate.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee held four meetings during 2009. The meetings were designed to facilitate and encourage communication between the Committee and Blackman Kallick, LLP, the Company's independent public accountants, outside the presence of management. During these meetings, the Committee reviewed and discussed the audited financial statements with management and Blackman Kallick, LLP. The Audit Committee recommended to the Board of Directors that the audited financial statements be included in Wells-Gardner's Annual Report on Form 10-K.

The discussions with Blackman Kallick, LLP also included the matters required by Statement on Auditing Standards No. 61, as amended, and Statement on Auditing Standards No. 90. The Audit Committee received written disclosures and the letter regarding the accountants' independence as required by Independence Standards Board Standard No. 1 and under the Sarbanes-Oxley Act of 2002. This information was discussed with Blackman Kallick, LLP representatives.

<u>**AUDIT COMMITTEE**</u>
Frank R. Martin (Chairman)
Merle H. Banta
Marshall L. Burman

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Audit Committee of the Company has appointed the firm of Blackman Kallick, LLP, to serve as independent certified public accountants of the Company for the fiscal year ending December 31, 2010. Although shareholder ratification is not required, the Board of Directors believes that the shareholders should be afforded the opportunity to ratify the appointment and has directed that such appointment be submitted to the shareholders of the Company for ratification at the Meeting. If the shareholders do not ratify the appointment of Blackman Kallick, LLP, the Audit Committee may reconsider the appointment.

A representative of Blackman Kallick, LLP will be present at the Annual Meeting and will have the opportunity to make a statement if he or she desires and will be available to answer appropriate questions.

Fees charged or to be charged by Blackman Kallick, LLP, the Company's independent accountant for the 2009 and 2008 fiscal years ended for audit and tax services are as follows:

Fiscal Year 2009

Audit Fees	$ 130,000
Tax Fees	$ 25,000
Audit Related Fees	$ 10,000

Fiscal Year 2008

Audit Fees	$ 144,000
Tax Fees	$ 24,000
Audit Related Fees	$ 30,000

With respect to tax services, the Audit Committee has determined that such services are compatible with maintaining the independent accountant's independence.

The Board of Directors recommends a vote for the ratification of appointment of Blackman Kallick, LLP as independent Certified Public Accountants for the fiscal year ending December 31, 2010.

OTHER BUSINESS

The Company is not aware of any business to be acted upon at the Meeting other than that which is described in this Proxy Statement. The enclosed proxy does, however, confer discretionary authority upon the persons named therein, or their substitutes, to take action with respect to any other matter that may properly be brought before the Meeting. In the event that other business calling for a vote of the shareholders is properly presented at the Meeting, the holders of the proxies will vote your shares in accordance with their best judgment.

COMPENSATION MATTERS

2009 SUMMARY COMPENSATION TABLE

Set forth on the following table is each component of compensation paid during 2009, 2008 and 2007 to the Chief Executive Officer and the Chief Financial Officer, who qualify as the only highly compensated executive officers of the Company.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Anthony Spier – a)	2009	406,138	113,546	12,420	0	0	0	32,342	564,446
Chairman of the Board,	2008	381,254	0	21,750	0	0	0	36,542	439,816
President &	2007	392,776	0	37,200	0	0	0	35,578	465,554
Chief Executive Officer									
James F. Brace - b)	2009	257,371	74,322	6,900	0	0	0	14,479	353,071
Executive Vice President,	2008	247,150	0	13,050	0	0	0	16,721	276,921
Secretary, Treasurer &	2007	248,570	0	18,600	0	0	0	16,108	283,278
Chief Financial Officer									

a) All Other Compensation for Mr. Spier for 2009 includes: $22,419 automobile allowance, $3,881 company match 401K contribution, $2,627 insurance premiums, and $3,415 other personal benefits. All Other Compensation for Mr. Spier for 2008 includes: $21,996 automobile allowance, $8,539 company match 401K contribution, $2,627 insurance premiums, and $3,380 other personal benefits. All Other Compensation for Mr. Spier for 2007 includes: $21,996 automobile allowance, $7,750 company match 401K contribution, $2,772 insurance premiums and $3,060 other personal benefits. Please see Potential Payments upon Termination or Change in Control set forth below for additional information relating to Mr. Spier's contract with the company.

b) All Other Compensation for Mr. Brace for 2009 includes $9,169 automobile allowance, $2,934 company match 401K contribution, and $2,376 insurance premiums. All Other Compensation for Mr. Brace for 2008 includes $9,000 automobile allowance, $5,345 company match 401K contribution, and $2,376 insurance premiums. All Other Compensation for Mr. Brace for 2007 includes $9,000 automobile allowance, $4,736 company match 401K contribution and $2,376 insurance premiums.

2009 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

Set forth on the following table are the outstanding equity at December 31, 2009 for the Chief Executive Officer and the Chief Financial Officer.

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#)** Exercisable	**Number of Securities Underlying Unexercised Options (#)** Unexercisable	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)**
Anthony Spier	9,939	0	0	1.73	2/11/2012	0	0	0	0
	0	0	0	0	n/a	60,979	138,422	0	0
James F. Brace	0	0	0	0	n/a	35,211	79,929	0	0

2009 DIRECTOR COMPENSATION TABLE

Set forth on the following table is each component of compensation paid to each Director during 2009 that was not a member of management.

Name	**Fees Earned or Paid in Cash ($)**	**Stock Awards ($)**	**Option Awards ($)**	**Non-Equity Incentive Plan Compensation ($)**	**Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)**	**All Other Compensation ($)**	**Total ($)**
Merle Banta	42,000	0	0	0	0	0	42,000
Marshall Burman	42,000	0	0	0	0	0	42,000
Frank Martin	40,500	0	0	0	0	0	40,500

Employee Directors do not receive additional compensation for serving on the Board of Directors. Each non-employee Director receives a $2,500 monthly retainer, $1,500 for each Board meeting attended and $1,000 for each Committee meeting attended ($750 if telephonic). All fees are paid in cash on a quarterly basis. The Nonemployee Director Stock Plan which provided that annual stock option awards could be made to Directors was terminated on February 22, 2007. During 2009, the Board of Directors met four times and three Directors attended all the Board meetings and one Director attended three of the Board meetings.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The Company has one management contract that requires payments upon termination or change of control. This contract is with Mr. Spier, the Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Spier is employed under a contract originally entered into in connection with his joining the Company and being elected as Chairman of the Board, President and Chief Executive Officer of the Company in April, 1994. Mr. Spier's contract has been amended to expire December 31, 2011. The Compensation Committee evaluated his performance based upon written objectives and performance thereof, industry comparisons as well as other factors. As a result, Mr. Spier received no increase for 2009 and a restricted stock award of 27,000 shares of the Company. Mr. Spier may terminate the contract in the event of a "change in control" of the Company. If, upon a "change of control" of the Company, Mr. Spier terminates the contract and does not, within five days of termination, enter into a new contract with a term of at least two years with the Company or the

Company's successor, the contract provides that Mr. Spier is entitled to a lump sum payment in an amount equal to the greater of the compensation Mr. Spier would have been entitled to but for such termination during the remaining term of the agreement or twice his total compensation from the Company for the 12 calendar months preceding termination. In addition, in case of a "change of control," the contract provides for payment of the value of any unvested stock options or stock awards, and a payment to offset any excise tax liability (pursuant to Section 4999 of the Internal Revenue Code) incurred.

CERTAIN TRANSACTIONS WITH MANAGEMENT

In December, 2009, the Company engaged the law firm of Gould & Ratner LLP to provide legal services for the Company. Peter C. Spier, the son of Anthony Spier, is an associate at Gould & Ratner LLP. The engagement of Gould & Ratner LLP was consented to by the Board of Directors and was on an arms-length basis at prevailing market rates.

SECURITIES BENEFICIALLY OWNED BY
PRINCIPAL SHAREHOLDERS AND MANAGEMENT

No person was known by the Company to own beneficially more than five percent of its outstanding common stock. Set forth in the following table are the beneficial holdings on February 26, 2010, of the Chief Executive Officer, the Chief Financial Officer, each Director and all Executive Officers and Directors as a group.

	Shares Beneficially Owned	% of Class
Anthony S. Spier (a) (b)	448,296	4.29%
James F. Brace (b)	78,499	0.75%
Frank R. Martin (c)	68,342	0.65%
Marshall L. Burman	62,412	0.60%
Merle Banta	18,814	0.18%
Executive Officers and Directors as a group (5 persons)	676,363	6.47%

(a) The amounts shown include the following shares that may be acquired within 60 days of February 26, 2010 pursuant to outstanding stock options: Mr. Spier, 9,939 shares, and the Executive Officers and Directors as a group, 9,939 shares.

(b) The amounts shown include the following restricted share grants that have been awarded pursuant to the stock awards plan: Mr. Spier, 52,568 shares and Mr. Brace, 35,061 shares, and the Executive Officers as a group, 87,629 shares.

(c) The amounts shown for Mr. Martin exclude 1,623 shares owned by Mr. Martin's wife for which he disclaims beneficial ownership.

The business address for all of the Executive Officers and Directors is 9500 West 55th Street, Suite A, McCook, Illinois 60525-3605.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the securities laws of the United States, the Company's Directors, its Executive Officers, and any person holding more than ten percent of the Company's Common Stock are required to report their ownership of Common Stock and specified changes in that ownership to the SEC and to the NYSE American Stock Exchange on which the Common Stock is listed. Specific due dates for these reports have been established and the Company is required to report in this proxy statement any failure to file by these dates. Based solely on a review of the forms it has received and on written representations from certain reporting persons that no such forms were required for them, the Company believes that all of these filing requirements were satisfied by its Directors and Executive Officers and ten percent stockholders during 2009, except that Anthony Spier and James F. Brace each had one late Form 4 filing in 2009 relating to a restricted stock grant.

PROPOSALS OF SECURITY HOLDERS

Pursuant to the proxy solicitation regulations of the SEC, any shareholder proposal intended to be presented at the 2011 Annual Meeting of Shareholders (the "2011 Meeting") must be received at the Company's corporate offices by not later than December 13, 2010, in order to be considered for inclusion in the Company's proxy statement and form of proxy relating to such meeting. Notice of any shareholder proposal submitted outside the processes of Rule 14a-8 shall be considered untimely if not received by the Company prior to February 11, 2011. Nothing in this paragraph shall be deemed to require the Company to include in its proxy statement and form of proxy any shareholder proposal, which does not meet the requirements of the SEC in effect at that time. The Company form of proxy for the 2011 Meeting will confer discretionary authority upon the persons named as proxies to vote on any untimely stockholder proposals.

NOTICE OF BUSINESS TO BE CONDUCTED AT A SPECIAL OR ANNUAL MEETING

The bylaws of the Company, as amended on February 18, 2010, set forth the procedures by which a shareholder may properly bring business before a meeting of shareholders. In the case of an annual meeting, the bylaws of the Company provide an advance notice procedure for a shareholder to properly bring notice to the Secretary of the Company not less than ninety (90) days and not more than one hundred and twenty days (120) prior to the anniversary of the preceding annual meeting of shareholders. In the case of a special meeting, a shareholder must bring notice to the Secretary of the Company not earlier than 60 days nor later than 90 days prior to the date of the special meeting. The advance notice by shareholders must include (i) a brief description of the business to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name, business and residence address of the shareholder submitting the proposal, (iii) the principal occupation or employment of such shareholder, (iv) the number of shares of the Company which are beneficially owned by such shareholder, and (v) any material interest of the shareholder in such business. Nothing in this paragraph shall be deemed to require the Company to include in its proxy statement or proxy relating to any annual meeting any shareholder proposal which does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal is received.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference into this proxy statement:

The Company's Annual Report on Form 10-K for the year ended December 31, 2009.

Any shareholder who desires a copy of any of the foregoing documents incorporated by reference herein shall be provided a copy, without charge, upon their written request addressed to the attention of James F. Brace, 9500 West 55th Street, Suite A, McCook, Illinois 60525-3605.

McCook, Illinois
April 5, 2010

Wells-Gardner Electronics Corporation
9500 West 55th Street, Suite A
McCook, Illinois 60525-3605

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Anthony Spier and James F. Brace and each of them, as Proxies, each with power of substitution, and hereby authorizes them to vote, as designated below, all common shares of Wells-Gardner Electronics Corporation held of record by the undersigned on March 15, 2010, at the Annual Meeting of Shareholders to be held at 10:00 a.m. on Tuesday, May 11, 2010 at the corporate offices of the Company and any adjournment or postponement thereof. All Proxies present at the meeting, and if only one is present, then that one, may exercise the power granted hereunder.

1. **ELECTION OF DIRECTORS**

☐ **FOR** all nominees listed below

☐ **WITHHOLD AUTHORITY** to
vote for all nominees listed below
(except as marked to the contrary below)

Anthony Spier,   Merle H. Banta,   Marshall L. Burman,   and Frank R. Martin

If additional persons are nominated, the named Proxies may cumulate the votes represented by this proxy in their discretion among the above named nominees. The withholding of authority to vote for any individual nominee or nominees will permit the Proxies to distribute the withheld votes among the remaining nominees. *(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name in the space below).*

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2. RATIFICATION OF APPOINTMENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. To consider and vote upon a proposal to ratify the appointment of Blackman Kallick, LLP, as independent certified public accountants of the Company for the fiscal year ending December 31, 2010.

☐ **FOR**   ☐ **AGAINST**   ☐ **ABSTAIN**

3. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF ALL LISTED DIRECTORS AND FOR PROPOSAL 2.

Please sign exactly as name appears below. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other authorized officer. If a partnership or other entity, please sign in partnership or other entity name by an authorized person.

DATED_____, 2010

_____
Signature

_____
Signature if held jointly

Please mark, sign, date and return the proxy card promptly using the enclosed envelope.